Annual Notice Dated May 1, 2026

TRANSAMERICA LINEAGE®

issued through
Separate Account VUL-2
by
Transamerica Life Insurance Company

A MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT
Sales of this Contract were discontinued for new purchasers in 2003

This Annual Notice Document (“Notice”) provides certain updated information about the Transamerica Lineage® (the “Contract”), a flexible payment variable life insurance contract which is no longer available for purchase.
Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VUL-2 (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893951202?site=VAVUL.

In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please contact us at the information listed below.

Your Contract prospectus dated May 1, 2003, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
administrative office
Our administrative office address is 6400 C St. SW, Cedar Rapids IA 52499-0001. Our phone number is 800-782-8550. Our administrative office serves as the recipient of all website (tlic.transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday 8:00 a.m. – 5:00 p.m. Eastern Time. Please do not send any checks, claims, correspondence, or notices to this office; send them to our mailing address: PO Box 758554, Topeka KS 66675.

beneficiary(ies)	The person or persons you select to receive the Contract’s death benefit.
cash value
At the end of any valuation period, the sum of your Contract’s value in the subaccounts and the fixed account. If there is a Contract loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Contract loan.

death benefit proceeds
The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest and, if the insured dies during the grace period, any charges that are due and unpaid.

fixed account
An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

insured	The person whose life is insured by the Contract.
lapse
When life insurance coverage ends and the Contract terminates because you do not have enough value in the Contract to pay monthly deductions, the surrender charge, and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of the Contract’s grace period.

mutual fund company(ies)
A management investment company registered with the SEC. The Contract allows you to invest in the portfolio companies (also known as underlying fund portfolios) of the mutual fund companies through our subaccounts.

Contract	The flexible premium variable life insurance Contract, a contract between us and you that describes the terms of your life insurance Contract.
portfolio company(ies)	Investment options made available by mutual fund companies under the Contract. Also referred to as underlying fund portfolio(s).
premiums	All payments you make under the Contract other than loan repayments.
specified amount	The amount of life insurance coverage under your Contract.
surrender charge	A charge you pay if you withdraw money from your Contract or fully surrender your Contract during certain defined time periods.
termination	When the insured’s life is no longer insured under the Contract or any rider, and neither the Contract (nor any rider) is in force.
we, us, our, the Company (Transamerica)	Transamerica Life Insurance Company.

you, your (Owner or Contract owner)	The person entitled to exercise all rights as the owner under the Contract.
Summary of Recent Contract Changes

The information in this Notice is a summary of certain Contract features that have changed since the last Prospectus, as supplemented. This may not reflect all of the changes that have occurred since you entered into your Contract.

• For changes in the names of certain portfolio companies and/or advisers/sub-advisers please refer to Appendix: Portfolio Companies Available Under the Contract.

• For updated portfolio expense information please refer to “Important Information You Should Consider About This Contract” and Appendix: Portfolios Available Under the Contract.

• For updated portfolio company performance information please refer to Appendix: Portfolio Companies Available Under the Contract.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
Your Contract prospectus dated May 1, 2003, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawals?
Yes. If you request a full surrender of your Contract, or a withdrawal in excess of the Contract’s Free 10% Withdrawal Amount during the first 9 contract years, you will be assessed a surrender charge. The maximum surrender charge depends the amount of payments made to the Contract, but will not be greater than 9% of the payments made.
For example, if you purchased a Contract with an initial specified amount of $300,000 and a payment of $100,000, and were to surrender $100,000 during the surrender charge period, the maximum surrender charge would be $9,000.
Tables Of Fees and Expenses Charges and Deductions
Is there a Cash Withdrawal Charge?	Yes. If you withdraw money from your Contract, we will deduct a processing fee equal to 2% not to exceed $25. We deduct this amount from the withdrawal, and we pay you the balance.			Tables Of Fees and Expenses Charges and Deductions
Are There Transaction Charges?
Yes. In addition to surrender charges for early withdrawals, you may also be charged for other transactions. There may be front-end loads on premium payments, charges for transfers between investment options, and administrative charges for withdrawals.
We reserve the right to deduct a charge for special services, including overnight delivery and wire service fees.
Tables Of Fees and Expenses Charges and Deductions
Are There Ongoing Fees and Expenses (annual charges)?
Yes. In addition to surrender charges and transaction charges, an investment in the Contract is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Contract and the cost of optional benefits available under the Contract, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). You should view the schedule page of your Contract for rates applicable to your Contract.

These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Contract value or other assets of the owner; if such charges were reflected, the fees and expenses would be higher.

You will also bear expenses associated with the portfolios under the Contract to which you have allocated cash value, as shown in the following table:
Tables Of Fees and Expenses Charges and Deductions Appendix: Portfolio Companies Available Under the Policy.
	Annual Fee	Minimum	Maximum
	Portfolio Company1, (fund fees and expenses)	0.29%	1.80%
1As a percentage of Portfolio Company assets.
RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal.			Risk/Benefit Summary - Risk

Is this a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The Contract is designed to help meet long-term financial objectives by paying a death benefit to family members or other beneficiaries. The benefits of tax deferral also mean the Contract is more beneficial to investors with a long-term investment horizon. You may pay substantial charges if you take withdrawals or fully surrender the Contract during the surrender charge period.
Risk/Benefit Summary - Risk
What Are the Risks Associated with Investment Choices?
  An investment in the Contract is subject to the risk of poor investment performance. The investment performance of your Contract can vary depending on the performance of the investment options that you choose.
  Each investment option (including the fixed account option) has its own unique risks.
  You should review the investment options carefully before making an investment decision.
Risk/Benefit Summary - Risk
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to Transamerica Life Insurance Company. Any obligations (including under the fixed account option), guarantees, and benefits under the Contract are subject to our claims-paying ability. More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting tlic.transamerica.com or calling toll-free 800-797-2643.
Transamerica, the Fixed Account, the Separate Account, and the Portfolios
Is there a Risk of Contract Lapse?
Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Contract to lapse. There are costs associated with reinstating a lapsed Contract. Death benefits will not be paid if the Contract has lapsed.
Risk/Benefit Summary – Risk Contract Termination and Reinstatement
RESTRICTIONS	Location in Prospectus
What are the Restrictions on the Investment Options?
  There may be a charge, not to exceed $25 for each transfer in excess of 18 transfers per Contract year.
  Transfers from the fixed account option may be subject to significant restrictions related to the number of transfers per Contract Year and amounts transferred.
  We reserve the right to remove or substitute portfolios as investment options under the Contract.
The Contract - Transfer Privilege Charges and Deductions Addition, Deletion or Substitution of Portfolios
What Are the Optional Benefits?
  Supplemental insurance benefits are available only to insureds within certain age ranges, are subject to minimum and/or maximum specified amounts, and are subject to termination conditions.
  Certain benefits cannot be elected after Contract purchase.
  Certain benefits cannot be elected in combination with other benefits.
  Not all benefits are available in all jurisdictions and may have different names.
  We may stop offering an optional benefit at any time.
Other Benefits
TAXES	Location in Prospectus

What Are the Contract’s Tax Implications?
  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.
  If you purchased the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
  Generally, except for certain contracts on which the only premium is from an Internal Revenue Code Section 1035 exchange, the Transamerica Lineage contract will be a Modified Endowment Contract, more commonly referred to as a MEC.
  Earnings on a non- MEC Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
Federal Tax Considerations Risk/Benefit Summary
CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Contract to You, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc.), the principal underwriter, may share the revenue we earn on this Contract with Your investment professional’s firm. In addition, we may pay all or a portion of the cost of affiliates’ operating and other expenses.

This conflict of interest may influence Your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Distribution
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new Contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both Contracts, that it is preferable for you to purchase the new Contract rather than continue to own your existing Contract.
Distribution Other Benefits – Section 1035 Rider

Appendix: Portfolio Companies Available Under The contract
The following is a list of portfolio companies available under the Contract, which are subject to change as discussed in this prospectus.

More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at: http://dfinview.com/Transamerica/TAHD/89358R796?site=VAVUL. You can also request this information at no cost by calling our administrative office at 1-800-782-8550.
The current expenses and performance information below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Long–term growth of capital.	AB Large Cap Growth Portfolio- Class B Advised by AllianceBernstein L.P	0.90%	12.85%	11.76%	15.88%
Long–term growth of capital.	AB Relative Value Portfolio- Class B(2) Advised by AllianceBernstein L.P	0.86%	10.2%	11.15%	10.3%
To provide capital appreciation and current income.	Alger Growth & Income Portfolio- Class I-2 Advised by Fred Alger Management, Inc.	0.76%	20.82%	15.51%	14.58%
Seeks long–term capital growth consistent with the preservation of capital. Its secondary goal is current income.	BNY Mellon VIF Appreciation Portfolio- Initial Class Advised by BNY Mellon Investment Adviser, Inc. Sub-Adviser: Fayez Sarofim & Co., LLC	0.85%	10.07%	9.37%	12.92%
Seeks capital growth.	BNY Mellon VIF Opportunistic Small Cap Portfolio- Initial Class(4) Advised by BNY Mellon Investment Adviser, Inc. Sub-Adviser: Newton Investment Management North America, LLC	0.83%	10.99%	4.26%	7.83%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund- Series I Advised by Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long–term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio- Service Class Advised by Janus Henderson Investors US, LLC	0.87%	14.82%	8.21%	9.86%
Seeks long–term growth of capital.	Janus Henderson Global Research Portfolio- Service Class Advised by Janus Henderson Investors US, LLC	1.07%	20.6%	12.23%	12.64%
To seek capital appreciation.	MFS® Growth Series- Initial Class(2) Advised by MFS® Investment Management	0.74%	12.19%	11.1%	15.6%
To seek capital appreciation.	MFS® Investors Trust Series- Initial Class(2) Advised by MFS® Investment Management	0.82%	13.57%	11.33%	12.49%
To seek capital appreciation.	MFS® Research Series- Initial Class(2) Advised by MFS® Investment Management	0.82%	12.85%	11.15%	12.93%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	MS VIF Emerging Markets Equity Portfolio - Class 1(2) Advised by Morgan Stanley Investment Management Inc.	1.28%	32.96%	4.37%	7.27%

To seek total return.	MS VIF Global Strategist Portfolio - Class 1(2) Advised by Morgan Stanley Investment Management Inc.	1.8%	17.4%	5.31%	6.85%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Class(3) Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks to maximize long-term growth.	Transamerica WMC US Growth VP – Initial Class Sub-Advised by: Wellington Management Company, LLP	0.89%	17.47%	12.05%	16.13%
(1)
You should work with your investment professional to decide which Subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.

(2)
This portfolio is subject to an expense reimbursement or fee waiver arrangement. As a result, this portfolio’s annual expenses reflect temporary expense reductions. See the portfolio prospectus for additional information.

(3)
There can be no assurance any money market portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccounts may become extremely low and possibly negative.

(4)	Effective December 31, 2025, BNY Mellon Opportunistic Small Cap Portfolio was renamed BNY Small Cap Portfolio.
Note	All Underlying Fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2003, as supplemented, contain more information about the Contract. You may contact us for additional information free of charge at 1-800-797-2643or write us at:

Transamerica Life Insurance Company
PO Box 758554
Topeka, KS 66675

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Number on Edgar System 333-153778

EDGAR Contract Identifier C000071841